STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                 August 22, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kevin Vaughn, Branch Chief
                  Martin F. James, Senior Assistant Chief Accountant
                  Tara Harkins, Staff Accountant

         RE:      STANDARD MOTOR PRODUCTS, INC.
                  ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

         On behalf of Standard Motor Products, Inc., we are responding to the comments of the Staff of the Securities and Exchange Commission in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K").

1.       REPORTS AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         We will amend our Form 10-K as previously discussed with you and will include the entire Item 8. "Financial Statements and Supplementary Data" section of the Form 10-K.

2.       NOTE 15. OTHER INCOME (EXPENSE), NET

         As we mentioned during our call, we believed that we were below the required disclosure thresholds for joint ventures based on our interpretation of ADRP Topic Two ID1a, which we originally understood as precluding the income averaging rule strictly in the case of Rule 3-05. However, based on the Staff's comments, we agree with the Staff's interpretation of calculating the thresholds enumerated under the Rules. Without the availability of the averaging computational rule, the requirements for financial statement inclusion and additional note disclosure under 3-09 and 4-08 were triggered by SMP for 2005.

         Please note that these rules were triggered due to the atypical circumstances of our Company in 2005, namely that our consolidated pre-tax income was near breakeven for that year. Thus, any test based on a percentage of income would have been triggered in that year, regardless of materiality. Under our determination of materiality in 2005, we believe that the omission of more detailed disclosure of our joint venture interests was immaterial. The following sets out our determination of materiality for SMP for 2005.

         The first step in the process was to determine a level to be used to identify significant financial line items and locations for coverage. An assumption of 3% to 5% of Net Income is usually considered a standard starting point. This standard is based on guidance within APB 15's definition of materiality in regards to EPS, as well as further discussed in the SEC's Staff Accounting Bulletin Topic 1.M., MATERIALITY. However, as in the case of SMP, when net income is very low or is a loss, this is not an available method of determination of materiality.

         Since a calculation of net income could not be used for SMP, other financial drivers were considered in determining materiality for 2005.

                                                        SUMMARY DATA IN MILLIONS
                                                  -------------------------------------
                                   TOTAL                      TOTAL                  COST OF      OPERATING
                                   ASSETS      INVENTORY    LIABILITIES    SALES       SALES       EXPENSES
                                  ---------- ------------- ------------ ---------- ------------ --------------

JOINT VENTURES
--------------
Blue Streak Electronics, Inc.        8.1         3.7          5.1        8.6          4.1            3.1
Testar Ltd.                          1.1           -          1.0        1.2          0.4              -
Valeo Four Seasons SA                2.8         0.2          1.5        2.7          2.0            0.6
                                 ---------- ------------- ------------ ---------- ------------ --------------
Total                               12.0         3.9          7.6       12.5          6.5            3.7
                                 ---------- ------------- ------------ ---------- ------------ --------------

                                -------------------------------------------------------------
                                AGGREGATE JV ACCOUNTS AS A PERCENTAGE OF SMP INC TOTALS
                                -------------------------------------------------------------
SMP INC.
--------
Total Assets               653       1.8%
Net Inventory              243                   1.6%
Total Liabilities          467                                1.6%
Net Sales                  830                                           1.5%
Cost of Sales              644                                                        1.0%
Operating Expenses         167                                                                       2.2%
                                ------------ ------------- ------------ ---------- ------------ -------------


         As is demonstrated above, individually and in aggregate, the JV accounts represent an insignificant percentage of our consolidated accounts, and we believe that the inclusion of such additional detail thereof would not make our financial statements more useful to the reader. We also reviewed the qualitative considerations of SAB 99 and did not find any criteria under which any of the above would rise to the level of materiality.

         Although we omitted the 3-09 filing and the 4-08 disclosure for 2005, we do not believe that this materially impacted the information that would be useful to a reader of our Form 10-K filing or the financial statements included therein. Furthermore, except for 2005, we have not triggered the rule for any recent year, nor do we expect to do so in the foreseeable future.

         Based on the foregoing, we respectfully request the SEC grant us a waiver from filing the joint venture financial statements pursuant to 3-09 as well as the additional note disclosure under 4-08. In future filings, we undertake to evaluate the rule 3-09 and 4-08 disclosure requirements under the established practices discussed with the SEC staff during our conference call.

         Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, or Luc Gregoire, our Corporate Controller, at 718-392-0200, if you have any questions regarding this matter.

                                                 Very truly yours,



                                                 /s/ James J. Burke
                                                 ------------------
                                                 Chief Financial Officer and
                                                 Vice President Finance